May 29, 2024

VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief
Brittany Ebbertt, Senior Staff Accountant

RE: EverCommerce Inc.
Form 10-K for the year ended December 31, 2023
Form 10-Q for the quarter ended March 31, 2024
Form 8-K furnished on May 9, 2024
File No. 001-40575

To the addressees set forth above:

This letter is in response to the comment letter dated May 15, 2024 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the year ended December 31, 2023, filed on March 14, 2024, the Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2024, and the Form 8-K (the “Form 8-K”) filed and furnished, respectively, on May 9, 2024. For your convenience, we have set forth each comment of the Staff from the Comment Letter in italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K, Form 10-Q or Form 8-K.

Form 10-K for the year ended December 31, 2023

Item 1A. Risk Factors, page I-11
1.We note your Risk Factors section is longer than 15 pages. Please revise the forepart of the filing to provide a summary risk factor section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in your company speculative or risky. Refer to Item 105(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that a summary risk factor section that is no more than two pages was included in the forepart of the Form 10-K under the heading “Summary Risk Factors” immediately preceding the “Table of Contents”.

EverCommerce | 3601 Walnut Street, Suite 400, Denver, CO 80205 | evercommerce.com

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page II-3

2.Considering the insignificant number of acquisitions during the last two fiscal years, please revise to disclose annualized net revenue retention rate using actual rather than pro forma revenue information. In addition, revise to disclose the revenue retention rate for each period presented and discuss any significant fluctuations from period to period. We refer you to your response to comment 9 in your May 10, 2021, letter and comment 2 in your May 28, 2021, letter. Lastly, clarify your reference to "annualized" and "monthly" revenue retention rates and tell us whether the calculations differ. To the extent these measures are the same, and in an effort to avoid confusion, revise to consistently refer to this measure throughout.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that our pace of acquisitions during the last two fiscal years has reduced primarily as a result of the changing macro-economic environment. This reduced acquisition activity is not the result of a fundamental change in strategy. We continue to actively pursue acquisitions as part of our growth strategy and believe the use of pro forma annualized net revenue retention rate is a useful measure of revenue retention for internal and external reporting. However, in future filings, we will provide the measure of annualized net revenue retention rate for the current period and the comparative prior year period presented on an actual basis in conjunction with the pro forma annualized net revenue retention rate while giving prominence to the actual annualized net revenue retention rate. To the extent there is no difference between the actual and pro forma calculations due to lack of acquisition activity, we will only provide the actual annualized net revenue retention rate and disclose the absence of acquisition activity that would have otherwise given rise to pro forma adjustments. In future filings, we will identify the business driver of significant fluctuations, if any, in the net revenue retention rate.

We confirm that the calculation of pro forma net revenue retention rate is an annualized metric. The reference to monthly pro forma net revenue retention rate is explanatory as to the steps performed to ultimately determine the annualized metric. The following disclosure provides proposed edits, on a marked basis against the disclosure provided in our Form 10-K, that we propose to make in future filings to provide further clarification:

We calculate our ~~monthly~~ annualized net ~~pro forma~~ revenue retention rate based on the average of the annualized net revenue retention rate calculated for each month during the twelve-month period as of the most recent quarter end. Our calculation of net revenue retention rate for any fiscal period includes the positive recurring and re-occurring revenue impacts of selling new solutions to existing customers and the negative impacts of contraction and attrition among this set of customers. The annualized net revenue retention rate for a particular month is calculated as the recurring or re-occurring revenue gained/lost from existing customers, less the recurring or re-occurring revenue lost from cancelled customers as a percentage of total recurring or re-occurring revenue ~~12 months prior, divided by 12~~ during the corresponding month of the prior year. For existing customers, we consider customers that existed 11 or more months prior to the current month and that do not have an end
EverCommerce | 3601 Walnut Street, Suite 400, Denver, CO 80205 | evercommerce.com

date (i.e., cancelled relationship) on or after the first day of the current month. For example, the recurring or re-occurring revenue gained/lost from existing customers in November 2023 is the difference between the recurring or re-occurring revenue generated in November 2023 and the same such revenue generated in November 2022, for customers with a start date prior to December 1, 2022 and no end date or cancelled relationship on or after November 1, 2023. For cancelled customers, we examine customers that cancelled their relationships on or after the first day of the month that is 12 months prior to the current month and before the first day of the current month. For example, the recurring or reoccurring revenue lost from cancelled customers in November 2023 is the difference between the recurring or re-occurring revenue generated in November 2023 and the same such revenue generated in November 2022, for customers that cancelled on or after November 1, 2022 and before November 1, 2023. The annualized ~~net~~ pro forma net revenue retention rate is calculated as the annualized net revenue retention rate adjusted as though acquisitions that were closed during the prior period presented were closed on the first day of such period presented. Our annualized net ~~pro forma~~ revenue retention rate and pro forma net revenue retention rate may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of solutions, new acquisitions and our ability to retain our customers. Our calculation of annualized net ~~pro forma~~ revenue retention rate and annualized pro forma net revenue retention rate may differ from similarly titled metrics presented by other companies.

Key Business and Financial Metrics, page II-6

3.You state that management believes the measure of pro forma revenue growth rate is useful due to the number of acquired entities. Please explain further why you continue to believe this measure is necessary considering there was one acquisition in fiscal 2023 and none in 2022. Alternatively, revise to disclose the GAAP revenue growth rate. To the extent significant acquisitions in a given period impact such growth rate, supplement your discussion of the GAAP revenue growth rate measure with a quantified discussion of the impact from such transactions.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that our pace of acquisitions during the last two fiscal years has reduced primarily as a result of the changing macro-economic environment. As described above, this reduced acquisition activity is not the result of a fundamental change in strategy. We continue to actively pursue acquisitions activity as part of our growth strategy and also executed our first divestiture during the first quarter 2024 as we further refine our strategic growth priorities. Accordingly, we believe the pro forma revenue growth rate is a useful measure of revenue growth for both internal and external purposes to give effect to our revenue from existing and ongoing business activities. The pro forma revenue growth rate allows us to measure the underlying revenue growth of our business as it stands at the end of the respective period, which we believe provides insight into our then-current operations. However, in future filings, we will provide our revenue growth measures on both an actual and pro forma basis giving prominence to our growth rate on an actual basis. In future filings, we will also supplement
EverCommerce | 3601 Walnut Street, Suite 400, Denver, CO 80205 | evercommerce.com

our discussion of GAAP revenue growth rate with a quantified discussion of the impact from significant acquisitions or divestitures, if any.

Notes to Consolidated Financial Statements
Note 4. Revenue
Remaining Performance Obligations, page II-37

4.You state on page I-20 that most of your contracts consist of open-ended arrangements that can be terminated by either party without penalty, generally upon providing 30-day notice. Please revise to disclose, if appropriate, that arrangements with termination rights are considered to be one-month contracts and are, therefore, excluded from your remaining performance obligation. We refer you to comment 23 in your May 10, 2021, response letter and comment 9 in your May 28, 2021, letter.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future disclosure to clarify that contracts with 30-day termination rights are considered to be one-month contracts and are therefore excluded from remaining performance obligations. Please see the following example of proposed, modified disclosure, on a marked basis against the disclosure provided in our Form 10-K, that we would provide in future filings:

Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year for which fulfillment of the contract has started as of the end of the reporting period. Contracts that include 30-day termination rights are considered to be contracts with a term of one month and are therefore excluded from remaining performance obligations. Remaining performance obligations generally relate to those which are stand-ready in nature, as found within the subscription and marketing technology solutions revenue streams. The aggregate amount of transaction consideration allocated to remaining performance obligations as of December 31, 20 [ ● ], was $[ ● ]. The Company expects to recognize approximately [ ● ]% of its remaining performance obligations as revenue within the next year, [ ● ]% of its remaining performance obligations as revenue the subsequent year, [ ● ]% of its remaining performance obligations as revenue in the third year, and the remainder during the two-year period thereafter.

Form 10-Q for the quarter ended March 31, 2024
Note 6. Goodwill, page 6

5.We note your goodwill impairment charge of $3.4 million related to the sale of North America Fitness, and the $3.0 million of goodwill transferred to assets held for sale related to the pending sale of UK Fitness. We also note the fitness solutions sale included various entities such as Clubwise, American Service Finance and MyPTHub, to which at the time of acquisition you allocated approximately $38.2 million in goodwill. Please explain the
EverCommerce | 3601 Walnut Street, Suite 400, Denver, CO 80205 | evercommerce.com

difference between the total acquired goodwill of $38.2 million and the total reduction in goodwill of $6.4 million related to these entities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in determining the amount of goodwill to be allocated to the sale of the Fitness entities, the Company followed the guidance pertaining to Disposal of All or a Portion of a Reporting Unit within ASC 350-20-40-1 through 40-7, which provides guidance on allocating reporting unit goodwill to a portion of a reporting unit. The Fitness entities represent a portion (but not all) of a reporting unit that constitutes a business and were fully integrated within the reporting unit. Accordingly, the Company allocated the carrying value of the reporting unit goodwill based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining as provided by ASC 350-20-401-3. The combined amount of allocated goodwill of $6.4 million, ($3.4 million related to the sale of North American Fitness and the $3.0 million transferred to held for sale assets) represents the amount allocated from the associated reporting unit’s carrying value of goodwill.

Form 8-K furnished on May 9, 2024
Exhibit 99.1, page 1

6.Your discussion of pro forma revenue, which excludes revenue from your fitness solutions business, appears to be a non-GAAP measure. Considering the sale of your fitness solutions does not qualify as discontinued operations pursuant to ASC 205-20, your non-GAAP measure appears to substitute an individually tailored recognition and measurement method for those of GAAP. Please explain how you considered the guidance in Question 100.04 of the Non-GAAP C&DIs or revise as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reviewed Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company presented this pro forma revenue information for the purpose of increasing transparency with investors and comparability between periods. However, we confirm that in future filings, we will remove the adjustments for revenue of held for sale businesses that did not qualify for discontinued operations from the determination of pro forma revenue.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at marc@evercommerce.com with any questions or further comments you have regarding this filing or if you wish to discuss the above.

EverCommerce | 3601 Walnut Street, Suite 400, Denver, CO 80205 | evercommerce.com

Sincerely,

/s/ Marc Thompson
Marc Thompson, Chief Financial Officer
EverCommerce Inc.

cc:     Rick Simonson, EverCommerce Inc., Audit Committee Chair
Eric Remer, Chief Executive Officer, EverCommerce Inc.
Lisa Storey, Chief Legal Officer, EverCommerce Inc.
    Ryan Siurek, Chief Accounting Officer, EverCommerce Inc.

EverCommerce | 3601 Walnut Street, Suite 400, Denver, CO 80205 | evercommerce.com